Exhibit 4.24
AMENDMENT TO EMPLOYMENT AGREEMENT
WHEREAS, eLong, Inc. (the “Company”), a Cayman Islands corporation, and Guangfu “Percy” Cui, an individual (the “Employee”), have entered into an Employment Agreement (the “Employment Agreement”) on September 6, 2007; and
WHEREAS, after consultation, the Company and the Employee wish to amend certain terms of the Employment Agreement.
NOW, THEREFORE, the Company and the Employee enter into this Amendment to Employment Agreement (the “Amendment”) effective as of the date hereof.
1. Section 3(b). The penultimate sentence of Section 3(b) of the Employment Agreement is amended and replaced in its entirety with the following:
“The Employee’s maximum discretionary bonus (pro rated for any partial year) is the greater of 1,900,000 RMB or one hundred percent (100%) of the Employee’s base salary during the review period.”
2. Annex 2 of the Employment Agreement is replaced in its entirety with the attached “Annex 2 (Revised Effective August, 2008)” attached hereto.
3. All other terms of the Employment Agreement remain in effect and binding on the Company and the Employee. This Amendment may be signed in counterparts, each of which will be deemed an original with the same effect as if the signatures were upon the same instrument.
* * *
IN WITNESS WHEREOF, the Company and the Employee have executed this Amendment on August 5, 2008.

Signature of Employee:	eLong, Inc.

/s/ Guangfu Cui Printed name of Employee: Guangfu “Percy” Cui	By:	/s/ Sami Farhad Name: Sami Farhad Title: General Counsel

Annex 2 (Revised Effective August, 2008)
Particular Terms of Employee’s Employment
Title: Effective on October 8, 2007, the Employee shall serve as the Chief Executive Officer (“CEO”), provided however that in the event that Expedia, Inc. completes a Rule 13e-3 Transaction, the Board of Directors shall, in its sole discretion have the right to change the Employee’s title.
Reporting Requirement: The Employee will report to the Board of Directors.
Responsibilities: Such duties and responsibilities as are ordinarily associated with the Employee’s title(s) and such other duties may be specified by the Board of Directors from time to time.
Annual Base Salary: The Company will pay Employee a base pay for his services rendered hereunder at an annual gross rate of RMB 1,700,004 which shall be paid in twelve (12) monthly installments of RMB 141,667 (gross figure) pursuant to the Company’s payroll policies.
Number of Days of Paid Vacation per Year: 15 working days.
Healthcare: During the Term, the Company will provide the Employee and his spouse and children below 18 years of age with medical and dental insurance coverage, provided that all eligibility requirements for plan enrollment and participation are continuously met.
Scholarship Fund: Recognizing the CEO’s commitment to improving the skills and leadership of its Employees, the Company will establish and fund a “CEO Scholarship Fund” in the amount of 200,000 RMB per year. The funds of the CEO Scholarship Fund will be disbursed pursuant to the “CEO Scholarship Fund Guidelines”, and any change to the Guidelines will require the prior approval of the CEO.
e-Learning Fund: To further enhance training of Company employees, the Company will devote an additional 200,000 RMB per year to e-learning and similar training and human resource development programs.